Issuer Free Writing Prospectus

Filed by: Concho Resources Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-184037

Concho Resources Inc.

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 20, 2013. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.

Security Description:	5.5% Senior Notes due 2023

Distribution:	SEC Registered

Size:	$850,000,000

Maturity:	April 1, 2023

Coupon:	5.5%

Price:	103.750% of face amount plus accrued interest from April 1, 2013

Yield to worst:	4.884%

Interest Payment Dates:	April 1 and October 1, with next payment on October 1, 2013

Gross Proceeds:	$881,875,000

Net Proceeds to the Issuer (before expenses):	$869,125,000

Redemption Provisions:

First call date:	October 1, 2017

Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:	Commencing October 1, 2017: 102.750% Commencing October 1, 2018: 101.833% Commencing October 1, 2019: 100.917% Commencing October 1, 2020 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to October 1, 2015, up to 35% may be redeemed at 105.500%

Change of control:	Put at 101% of principal plus accrued interest

Trade date:	May 20, 2013

Settlement:	(T+10); June 4, 2013

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN:	20605P AE1 / US20605PAE16

Form of Offering:	SEC Registered (Registration No. 333-184037)

Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior co-managers:	BMO Capital Markets Corp. Credit Agricole Securities (USA) Inc. Goldman, Sachs & Co. ING Financial Markets LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Junior co-managers:

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Capital One Southcoast, Inc.

Comerica Securities, Inc.

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

Tudor, Pickering, Holt & Co. Securities, Inc.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com; Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146; J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attention: Syndicate Desk, or by calling (800) 245-8812; or Wells Fargo Securities, LLC, 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC 28202, Attention: Client Support, or by calling (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com.

Additional Information

Offering Size

The Company has increased the offering of the notes from $500 million aggregate principal amount to $850 million aggregate principal amount. Corresponding changes will be made wherever applicable to the preliminary prospectus supplement, including as discussed below.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-21 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

We expect the net proceeds from this offering to be approximately $868.1 million, after deducting estimated fees and expenses (including underwriting discounts and commissions) but disregarding accrued interest paid by buyers of the new notes.

We intend to use the net proceeds from this offering to fund our pending Tender Offer and Consent Solicitation obligations under the Tender Offer and Consent Solicitation for the 2017 Notes and to pay down borrowings outstanding under our credit facility, which had a balance of $467.4 million as of March 31, 2013. We will use the remaining net proceeds from this offering for general corporate purposes. There is no assurance that the Tender Offer will be subscribed for in any amount. In the event that all of the 2017 Notes are not acquired in the Tender Offer, we intend (but are not obligated) to redeem any 2017 Notes that remain outstanding, although the timing of any such redemption is within our discretion.

A repayment of a portion of the outstanding borrowings under our credit facility could result in at least 5% of the net proceeds of this offering being paid to certain affiliates of the underwriters who are lenders under our credit facility. Accordingly, this offering will be made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority. In addition, certain of the underwriters or their affiliates are holders of our 2017 Notes and, accordingly, may receive a portion of the net proceeds of this offering in the Tender Offer. For more information, see “Conflicts of Interest.”

Conflicts of Interest

The following disclosure under “Summary—The Offering—Conflicts of interest” on page S-6 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

We intend to use any remaining net proceeds following our repurchase of 2017 Notes in the Tender Offer to repay a portion of the outstanding borrowings under our credit facility, which could result in at least 5% of the net proceeds of this offering being paid to certain affiliates of the underwriters who are lenders under our credit facility. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority. This rule provides that if at least 5% of the net proceeds from the sale of debt securities, not including underwriting compensation, are used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of this prospectus supplement and exercise the usual standards of due diligence with respect thereto. Tudor, Pickering, Holt & Co. Securities, Inc. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering. For more information, see “Conflicts of Interest.” In addition, certain of the underwriters or their affiliates are holders of our 2017 Notes and, accordingly, may receive a portion of the net proceeds of this offering in the Tender Offer. For more information, see “Conflicts of Interest.”

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